

June 25, 2015

Desmond Deschambeault
President
DD's Deluxe Rod Holder, Inc.
Unit 171 – 2A – 15 Worobetz Place
Saskatoon, SK, S7L6R4
Canada

> **Re:** **DD's Deluxe Rod Holder, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 29, 2015**
> **File No. 333-204518**

Dear Mr. Deschambeault:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. The company appears to be a "shell company" as defined in Rule 405 of the Securities Act of 1933. Please tell us the basis for your determination that the company is not a "shell company," or revise the disclosure throughout your prospectus to disclose your status as a shell company.

<u>Prospectus Summary, page 3</u>

4. Please disclose the current state of the company's efforts to develop its product, how much funding you anticipate that you will need to bring the product to market, and when you expect to be able to do so. If you are unable to predict the timing for any of these events, please state that in the disclosure.

5. Provide a brief description of the product, and explain in the summary that once you have obtained a patent, you plan to have a third party manufacture it for you.

<u>General Information About the Company, page 3</u>

6. Please briefly explain, in an appropriate place in the document, the difference between a provisional patent and a "non-provisional" patent and why you believe you also need to apply for a "non-provisional" patent.

<u>Risk Factors, page 4</u>

7. The disclosure in Risk Factor 15 on page 7 does not appear to address the issue presented by the risk factor. Provide a risk factor that describes the manufacturers and sellers that compete with you in the business of providing fishing equipment, including ice fishing equipment, and the basis(es) on which you expect to compete.

8. Please include a risk factor that states clearly that you have plans to offer only one product, and that product itself is not yet patented and has not yet been produced. Explain the risks that this presents to investors.

<u>Use of Proceeds, page 12</u>

9. It appears that you plan to use all of the proceeds of the offering to pay for the development and marketing of your product. Tell us how and when you expect to manufacture the product. If you plan to have others manufacture the product for you, quantify the cost of such manufacturing and explain the source of those funds.

10. Please also briefly provide more detail for what each category listed is to be comprised of, such as "Design and Patenting" "Marketing Expenses."

11. Please separately disclose the anticipated cost of the non-provisional patent application.

<u>Description of Our Business, page 17</u>

12. Disclose the reasons that you believe your product, when manufactured, will be "unique and new," as stated on page 18 of your filing.

13. Much of the disclosure in this section addresses the industry generally rather than the specifics of how you plan to conduct your business. Revise to specifically address your business plans. Please briefly expand to discuss the material steps to implement your

plan, the timeframes in which you expect to accomplish your goals, and any needed financing.

Competition, page 18

14. It appears that several established companies make or sell fishing rod holders, including rod holders designed for ice fishing. Please expand your disclosure to discuss these competitors and how the company plans to compete. Explain why you believe that none of the products these companies offer are similar to yours.

Management's Discussion and Analysis, page 40

Capital and Liquidity, page 40

15. Please revise your disclosure to explain the basis for your belief that the company can continue to operate in accordance with its business plan for the next 24 months without raising additional capital.

Plan of Operation, page 41

16. Revise your disclosure to include information about how many hours each week your sole officer and director will be able to devote to the development of the company's business.

17. Revise your disclosure to provide a basis for the estimate that you will need at least $25,000 in the next 12 months to continue operations, and tell us how this relates to the statement that you will not need to raise additional capital discussed in comment 15 above.

18. We note your statement on page 42 that the company's President will design the website at no cost to the company. Please reconcile this disclosure with the disclosure in the Use of Proceeds section that the company expects to spend $2,500 on website development.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Desmond Deschambeault
DD's Deluxe Rod Holder, Inc.
June 25, 2015
Page 4

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381, or Melissa Raminpour at (202)551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor